UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Alpha Frontier Limited

c/o Giant Investment Co., Ltd.

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

Copies to:

Ken Myers, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72815L 107	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Playtika Holding UK II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 212,204,935
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,204,935
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alpha Frontier Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 212,204,935
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,204,935
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chongqing Cibi Business Information Consultancy Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 233,336,994
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,336,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Jukun Network Technology Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 233,336,994
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,336,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Network Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 125,550,610
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 74,531,543

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,550,610
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 246,404,194
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,404,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 246,404,194
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,404,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hazlet Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equal Sino Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 11 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jing Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer as of May 7, 2021 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 12 of 14 Pages

This Amendment No. 1 supplements and amends the Schedule 13D filed on April 6, 2021 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Shares”), of Playtika Holding, Inc., a Delaware corporation (the “Issuer” or “Playtika”). This Amendment is being filed to report that (i) Playtika Holding UK II Limited (“PHUKII”) entered into an amended and restated lockup with the underwriters in the Issuer’s initial public offering to extend the terms of its lockup until January 14, 2022 (with respect to 50% of the Shares) and July 14, 2022 (with respect to the remaining Shares), subject to limited exemptions; (ii) Hazlet Global Limited (“Hazlet”) has distributed 3,700,400 shares of Common Stock previously owned by Hazlet for the economic benefit of certain non-affiliated entities to those entities and (iii) Hazlet and a stockholder that received shares from Hazlet have entered into voting proxy agreements with Chongqing Cibi Business Information Consultancy Co., Limited (“Chongqing”), granting Chongqing sole right to vote all shares of the Issuer owned by such party. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 1 is being filed by:

i.	PHUKII

ii.	Alpha Frontier Limited (“Alpha”);

iii.	Chongqing;

iv.	Shanghai Jukun Network Technology Co., Limited. (“Shanghai Jukun”);

v.	Giant Network Group Co., Limited (“Giant”);

vi.	Giant Investment Co., Limited (“Giant Investment”);

vii.	Yuzhu Shi;

viii.	Hazlet;

ix.	Equal Sino Limited (“Equal Sino”); and

x.	Jing Shi (each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”)

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) — (b)

On June 8, 2021, Hazlet distributed 3,700,400 Shares that it previously held for the economic benefit of certain non-affiliated entities directly to those entities.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) — (b)

The aggregate percentage of Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon on 409,604,218 outstanding common stock as disclosed by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2021. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 13 of 14 Pages

As of the date of this filing, PHUKII directly owned 212,204,935 of the Shares. PHUKII is wholly owned by Alpha. Chongqing owns a 71.68% interest in the ordinary shares of PHUKII owned by Alpha. 100% of the economic rights of Chongqing are wholly owned by Shanghai Jukun. Giant directly and indirectly owns 49.0% of the economic interests of Shanghai Jukun. Giant Investment owns 51.0% of the economic interests of Shanghai Jukun and 27.87% of the economic interests of Giant through its wholly-owned subsidiary Shanghai Giant Investment Management Co., Ltd. Yuzhu Shi owns 97.86% of the economic interests of Giant Investment and may be deemed to beneficially own all of the Shares owned by PHUKII. Hazlet owns a 26.54% interest in the ordinary shares of PHUKII owned by Alpha and owns directly 18,877,659 Shares. Chongqing, pursuant to the voting agreements described in Item 6, below, has the sole right to vote all of the Shares owned directly by Hazlet and controls the voting of all the Shares owned by Alpha. All of the economic interests of Alpha and the Shares held directly by Hazlet are in turn owned by Equal Sino Limited, which is in turn wholly owned by Jing Shi, Yuzhu Shi’s daughter. Chongqing further has the sole right to vote an additional 2,254,400 Shares pursuant to the voting agreements described in Item 6, below.

In addition, Giant further has the right to vote an additional 13,067,200 Shares held by certain stockholders of the Issuer that received equity of the Issuer pursuant to the Issuer’s 2020 Incentive Award Plan (the “Employee Stockholders”).

(c) Except as disclosed above, the Reporting Persons have not affected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Amended and Restated Lock-up Agreement

On June 14, 2021, PHUKII entered into an amended and restated lockup agreement (the “Amended and Restated Lockup”) in the form attached hereto as Exhibit 99.4 that supercedes in full the lockup agreement entered into in connection with the Issuer’s initial public offering. Pursuant to the Amended and Restated Lockup, PHUKII agreed not to sell or transfer any Shares or securities convertible into, exchangeable for, exercisable for, or repayable with Shares, until January 14, 2022 (with respect to 50% of such Shares) or July 14, 2022 (with respect to the remaining 50% of such Shares) without first obtaining the written consent of Morgan Stanley & Co. LLC or Credit Suisse Securities (USA) LLC, subject to certain exemptions. Pursuant to the lockup agreement, PHUKII may distribute its Shares to its equity holders provided that such recipients enter into a lock-up letter substantially in the form of its lock-up agreement, provided further that distributions to certain entities not affiliated with Giant are not subject to such extended lock-up terms.

Voting Agreement

On June 8, 2021, in connection with the transfer of 3,700,400 of Shares owned by Hazlet are for the economic benefit of certain non-affiliated entities to these entities, as described in Item 4, one of the stockholders entered into a voting power of attorney in the form attached hereto as Exhibit 99.5, pursuant to which such stockholder granted Chongqing the sole right to vote all shares of the Issuer owned by such party, and to provide notice to Chongqing upon any change in the shareholdings of the Issuer owned by such party. Additionally, Hazlet entered into (i) effective as of March 25, 2021, a voting power of attorney in the form attached hereto as Exhibit 99.5, pursuant to which Hazlet granted Chongqing the sole right to vote all shares of the Issuer owned by it, and to provide notice to Chongqing upon any change in the shareholdings of the Issuer owned by Hazlet and (ii) effective as of June 27, 2020, the voting agreement attached hereto as Exhibit 99.6, pursuant to which Hazlet granted Chongqing the sole right to vote all shares of Alpha owned by it.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 14 of 14 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Title

99.4	Amended and Restated Lockup Agreement

99.5	Form of Playtika Voting Power of Attorney

99.6	Alpha Voting Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2021	PLAYTIKA HOLDING UK II LIMITED

	By:	/s/ Tian Lin
	Name:	Tian Lin
	Title:	Director

	By:	/s/ Ron Gaim Korczak
	Name:	Ron Haim Korczak
	Title:	Director

ALPHA FRONTIER LIMITED

	By:	/s/ Chen Ting
	Name:	Chen Ting
	Title:	Director

CHONGQING CIBI BUSINESS INFORMATION CONSULTANCY CO., LIMITED

	By:	/s/ Fei Youngjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

SHANGHAI JUKUN NETWORK TECHNOLOGY COMPANY LIMITED

	By:	/s/ Fei Youngjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

GIANT NETWORK GROUP COMPANY LIMITED

	By:	/s/ Liu Wei
	Name:	Liu Wei
	Title:	Director & Authorized Signatory

GIANT INVESTMENT COMPANY LIMITED

By:	/s/ Shi Yuzhu
Name:	Shi Yuzhu
Title:	Director & Authorized Signatory

YUZHU SHI

/s/ Shi Yuzhu

HAZLET GLOBAL LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

EQUAL SINO LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

JING SHI

/s/ Jing Shi